

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 22, 2009

Mr. Edy Francis, Chief Financial Officer
Isramco, Inc.
4801 Woodway Drive
Houston, Texas 77056

>   **Re: Isramco, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007 and 2008**
>   **Filed March 31, 2008 and March 23, 2009**
>   **File No. 0-12500**

Dear Mr. Francis:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director